


15005065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

No Act
PE 12/19/14

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-4-15

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

Dear Ms. Dropkin:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Citigroup by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

February 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 19, 2014

The proposal urges the board to amend Citigroup's clawback policy in the manner set forth in the proposal.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Citigroup has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Ave
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 19, 2014

BY E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Bartlett Naylor

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Bartlett Naylor (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2015 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2015 annual meeting of stockholders. The Proponent's address, email address and telephone number are listed below.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2015 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2015 Proxy Materials. The Company intends to file its 2015 Proxy Materials on or about March 18, 2015.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Bartlett Naylor
215 Pennsylvania Avenue S.E.
Washington, D.C. 20003
(202) 580-5626
bnaylor@citizen.org

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Jones, Paula F [LEGL]

From:	Bart Naylor <bnaylor@citizen.org>
Sent:	Tuesday, November 11, 2014 11:47 AM
To:	Dropkin, Shelley J [LEGL]; Jones, Paula F [LEGL]
Subject:	shareholder resolution

Nov. 7, 2014

Shelley J Dropkin
Office of the Corporate Secretary
Citigroup, Inc.
Via email

Dear Corporate Secretary

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Citigroup stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Citigroup stock presently with a representation from a brokerage firm.

If you have any questions, please contact me at FISMA & OMB Memorandum M-07-16 or by telephone at 202.580.5626.

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

Citigroup resolution:
RESOLVED, that shareholders of Citigroup Inc. urge the Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.
Supporting Statement
On July 14, 2014, the Department of Justice "announced a $7 billion settlement with Citigroup Inc. to resolve . . . claims related to Citigroup's conduct in the . . . issuance of residential mortgage-backed securities (RMBS) prior to Jan. 1, 2009. The resolution includes a $4 billion civil penalty – the largest penalty to date under the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA). . . . Citigroup acknowledged it made serious misrepresentations to the public." This monetary penalty was borne by Citi shareholders who were not responsible for this unlawful conduct. Citi employees committed these unlawful acts. They did not contribute to this penalty payment, but instead undoubtedly received bonuses.

In 2014, Citi refined its clawback policies. In addition to recouping incentive compensation for employees who violate the law, the Compensation Committee "may also cancel awards if an employee failed to supervise individuals who engaged in such behavior."

This refinement is welcome. It reflects that the Board agrees that compensation serves as an appropriate tool for deterrence and that restrictions should apply more broadly than simply to those determined to have violated the law. We believe the further refinement in our resolution can help strengthen Citi's policy by making compliance with the law a group concern.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Bartlett Collins Naylor
Financial Policy Advocate
Congress Watch
Public Citizen
215 Pennsylvania Ave. S.E.
Washington, D.C. 20003
Cell: 202.580.5626 (pls leave messages on email)
Email: bnaylor@citizen.org
Twitter: @bartnaylor

Henriquez, Mia [LEGL]

From:	Dropkin, Shelley J [LEGL]
Sent:	Wednesday, November 12, 2014 11:49 AM
To:	'Bart Naylor'
Cc:	Jones, Paula F [LEGL]; Henriquez, Mia [LEGL]
Subject:	Stockholder Proposal Submitted to Citigroup
Attachments:	Rule 14-8.docx; Staff Legal Bulletin 14F.pdf

Mr. Naylor,

Citigroup Inc. (the "Company") acknowledges receipt of the stockholder proposal (the "Proposal") submitted by you pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8") for inclusion in the Company's proxy statement for its 2015 Annual Meeting of Stockholders (the "Annual Meeting").

Please note that your submission contains certain procedural deficiencies. Rule 14a-8(b) requires that in order to be eligible to submit a proposal, a stockholder must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the proposal is submitted. The Company's records do not indicate that you are the record owner of the Company's shares, and we have not received other proof that you have satisfied this ownership requirement.

In order to satisfy this ownership requirement, you must submit sufficient proof that you held the required number of shares of Company stock continuously for at least one year as of the date that you submitted the Proposal. November 11, 2014 is considered the date you submitted the Proposal. You may satisfy this proof of ownership requirement by submitting either:

- A written statement from the "record" holder of your shares (usually a broker or bank) verifying that you held the required number of shares of Company stock continuously for at least one year as of the date you submitted the Proposal (i.e., November 11, 2014), or
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number of shares of Company stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership and (ii) a written statement that you continuously held the required number of shares for the one-year period.

If you plan to demonstrate your ownership by submitting a written statement from the "record" owner of your shares, please be aware that most large U.S. banks and brokers deposit customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. DTC is also sometimes known by the name of Cede & Co., its nominee. Under SEC Staff Legal Bulletins Nos. 14F and 14G, only DTC participants (and their affiliates) are viewed as "record" holders of securities that are deposited at DTC. Accordingly, if your shares are held through DTC, you must submit proof of ownership from the DTC participant (or an affiliate thereof) and may do so as follows:

- If your bank or broker is a DTC participant or an affiliate of a DTC participant, you need to submit a written statement from your bank or broker verifying that you continuously held the required number of shares of Company stock for at least one year as of the date the Proposal was submitted. You can confirm whether your bank or broker is a DTC participant or an affiliate of a DTC participant by asking your bank or broker or by checking the DTC participant list, which is currently available at (http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx).

- If your bank or broker is not a DTC participant or an affiliate of a DTC participant, then you need to submit proof of ownership from the DTC participant through which your shares are held. You should be able to find out the identity of the DTC participant by asking your bank or broker. In addition, if your broker is an "introducing broker," you may be able to find out the identity of the DTC participant by reviewing your account statements because the "clearing broker" listed on those statements will generally be a DTC participant. It is possible that the DTC participant that holds your shares may only be able to confirm the holdings of your bank or broker and not your individual holdings. In that case, you will need to submit two proof of ownership statements verifying that the required number of shares were continuously held for at least one year as of the date you submitted the Proposal: (i) a statement from your bank or broker confirming your ownership and (ii) a separate statement from the DTC participant confirming your bank or broker's ownership.

The response to this letter, correcting all procedural deficiencies noted above, must be postmarked, or electronically transmitted, no later than 14 days from the date you receive this letter. Please address any response to my attention at: Citigroup Inc., 601 Lexington Ave., 19th Floor, New York, NY 10022. You may also transmit it to me by facsimile at (212) 793-7600 or dropkins@citi.com or jonesp@citi.com. For your reference, I have enclosed a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F.

If you have any questions with respect to the foregoing requirements, please contact me at (212) 793-7396.

Shelley J. Dropkin
Deputy Corporate Secretary and
General Counsel, Corporate Governance

Attachments

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?
(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?
(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).
(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?
(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (*i*)(1):

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (*i*)(2):

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:
(i) Would disqualify a nominee who is standing for election;
(ii) Would remove a director from office before his or her term expired;
(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (*i*)(9):

A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (*i*)(10):

A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;
(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?
(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
(2) The company must file six paper copies of the following:
(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at **https://tts.sec.gov/cgi-bin/corp_fin_interpretive**.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: **SLB No. 14**, **SLB**

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at **http://www.dtcc.com/~/media/Files/Downloads/client-**

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 See Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Modified: 10/18/2011

charles SCHWAB

November 12, 2014

Account #:
Questions: (800)378-0685X49350

Bartlett Naylor

*** FISMA & OMB Memorandum M-07-16 ***

Dear Bartlett Naylor,

I am writing in response to your request for confirmation of Citigroup stock ownership.

According to our records over the last two years, you have continuously held in excess of $2,000 worth of Citigroup stock. This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (800)378-0685X49350.

Sincerely,

Ricky Laderman

Ricky Laderman
Service and Operations Support
9401 E Panorma Circle
Englewood, CO 80112

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal urges the Company's Board of Directors to amend its current clawback policies to provide that a substantial portion of the annual total compensation of Executive Officers shall be deferred and forfeited, in whole or in part, to help satisfy monetary penalties. The Proposal provides that these monetary penalties may be associated with any violation of law, regardless of the responsibility of an individual officer. The Proposal further provides that such deferred compensation should be paid no sooner than 10 years after the absence of any monetary penalty. Finally, the Proposal would require that any forfeiture of deferred compensation and the relevant circumstances be reported to the Company's stockholders.[1]

As more fully discussed herein and publicly disclosed in the Company's annual proxy materials, the Company already requires "clawbacks" of executive compensation. The Company's thorough and considered approach to clawbacks ensures that Executive Officers are incentivized to focus on the long-term interests of stockholders and discourages excessive risk taking that might harm the Company's long-term interests. Accordingly, the Company believes that it has substantially implemented the Proposal and that it may therefore exclude the Proposal from the 2015 Proxy Materials under Rule 14a-8(i)(10).

Further, as the Proponent acknowledges, the Company recently revised its policies to introduce a new clawback, the "General Clawback" under which the Company may cancel all or a portion of certain awards if it determines that an employee engaged in misconduct or exercised materially imprudent judgment that caused harm to any of the Company's business operations or that resulted or could result in regulatory sanctions. This policy has not satisfied the Proponent and he has now requested further "refinements" to the Company's clawback policies. While the Company recognizes that the Staff has indicated that, in general, proposals regarding executive compensation are not excludable under Rule 14a-8(i)(7) because they concern a significant social policy issue, the Company respectfully submits that where, as in the case of the Proposal, a proponent seeks to micro-manage a company's executive compensation practices it is appropriate to exclude the proposal under Rule 14a-8(i)(7) because detailed, line-

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[1] The Proposal reads in its entirety as follows:

> RESOLVED, that shareholders of Citigroup Inc. urge the Board of Directors to amend the General Clawback policy to provide that a substantial portion of annul total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of the Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

The Proposal and the full supporting statement are attached hereto.

edit refinements to a company's compensation policies are complex matters about which stockholders, as a group, are not well positioned to make decisions. Therefore, the Company believes that it may exclude the Proposal from the 2015 Proxy Materials under rule 14a-8(i)(7).

Finally, as discussed below, the Company believes that the manner in which the Proposal is intended to operate and key terms within the Proposal are vague and ambiguous. For this reason, the Company believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Company's existing clawback policies. The Company has designed an extensive regime of clawbacks applicable to executive compensation that it believes already addresses the underlying concerns of the Proposal. Through a systematic annual process, the Company identifies the inherent material risks to the Company and its material business units, then identifies employees with influence over those risks as "covered employees," as defined in applicable bank regulatory guidance. The compensation structure for covered employees, which includes the Company's named executive officers, includes substantial deferrals and clawbacks intended to cover a range of behaviors. Through these clawbacks, as well as other complementary compensation policies, the Company seeks to ensure that senior executives are incentivized to focus on the long-term interests of stockholders and to ensure that excessive risk taking that might harm the Company's long-term interests is discouraged. The Company's proxy materials for its 2014 annual meeting of stockholders described these clawbacks in detail.[3] These policies include the following key elements:

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[2] *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

[3] Citigroup Inc., Schedule 14A, at 67-68 (filed Mar. 12, 2014).

- Unearned performance share units and deferred cash awards awarded to a named executive officers may be cancelled if the Company's Compensation and Personnel Committee (the "Committee") determines that the executive has significant responsibility for a material adverse outcome.

- This provision allows for cancellation of unearned performance share units or deferred cash awards in the event of serious financial or reputational harm to the Company and may apply to the employee directly responsible for the actions *as well as one who fails to appropriately supervise such employee.*

- In the event deferred compensation payable to a senior executive is cancelled because he or she had significant responsibility for a material adverse outcome, the Company will consider making public disclosures regarding that decision.

- For performance share units and deferred cash awards granted in February 2014 for 2013 performance the Company also introduced an additional clawback. Under this new clawback, called the General Clawback, the Committee may cancel all or a portion of an unearned performance share unit or an unvested deferred cash award if it determines that an employee engaged in misconduct or exercised materially imprudent judgment that caused harm to any of the Company's business operations, or that resulted or could result in regulatory sanctions.

- Under the General Clawback, the Committee may also cancel awards *if an employee failed to supervise individuals who engaged in such behavior or failed to properly escalate such behavior.*

- In addition, all deferred incentive compensation awarded to any employee, including the named executive officers, is subject to the "Citi Clawback," which require the forfeiture or cancellation of nonvested incentive compensation when the Committee determines that an employee (a) received an award based on materially inaccurate publicly reported financial statements, (b) knowingly engaged in providing materially inaccurate information relating to publicly reported financial statements, (c) materially violated any risk limits established or revised by senior management and/or risk management or (d) engaged in gross misconduct.

- Further, the Company may also seek to recover previously delivered compensation, where permitted by law.

- Finally, as part of the Citi Clawback, since 2002 the Board of Directors has had in effect a "clawback" policy based upon Sarbanes-Oxley. The Company's Corporate Governance Guidelines (which are attached hereto as Enclosure 3) require reimbursement, as sought by the Board of Directors, of any bonus or incentive compensation awarded to an executive officer or the cancellation of nonvested incentive awards previously granted to the executive officer if: (a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded.

The Company's clawback policies are supported through other Company policies. For example, through a long-standing Stock Ownership Commitment, which is described in the Company's Corporate Governance Guidelines, executive officers are required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and exercise prices) as long as they are executive officers.[4] Furthermore, former executive officers are required, for one year after ending executive officer status, to retain 50% of the shares previously subject to the Stock Ownership Commitment.[5] In addition, the Company's Corporate Governance Guidelines also provide that executive officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company.[6] Finally, Section 16 of the Act buttresses these anti-hedging policies by prohibiting executive officers from "shorting" the Company's stock.[7] The Company's clawback policies are part of these inter-relating policies through which the Company ensures that officers are encouraged to focus on the long-term interests of stockholders and are discouraged from excessive risk taking that could cause material harm to the Company.

The Company has substantially implemented the Proposal. Through the Company's clawback policies, which are supported by the Company's other executive compensation policies described above, the Company has substantially implemented the Proposal. Through these policies the Company has provided that: (i) substantial portions of the annual total compensation of Executive Officers are deferred; (ii) this deferred compensation is subject to clawbacks in the event (A) the executive engaged in misconduct or exercised

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[4] Citigroup Inc. Corporate Governance Guidelines, at 4 (Jan. 15, 2014) ("The Board and certain senior executives of Citi are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for Citi's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances."); Citigroup Inc., Schedule 14A, at 67 (filed Mar. 12, 2014).

[5] Citigroup Inc., Schedule 14A, at 67 (filed Mar. 12, 2014).

[6] Citigroup Inc., Corporate Governance Guidelines, at 10 (Jan. 15, 2014) ("Directors and Executive Officers may not enter into hedging transactions in respect of Citi's common stock or other securities issued by Citi ("Citi Securities"), including securities granted by Citi to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.").

[7] 15 U.S.C. § 78p (c) ("It shall be unlawful for any . . . officer, directly or indirectly, to sell any equity security of such issuer (other than an exempted security), if the person selling the security or his principal (1) does not own the security sold, or (2) if owning the security, does not deliver it against such sale within twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation."); see 17 C.F.R. § 240.16a-1(f) (defining "officer" for purposes of Section 16 of the Act).

materially imprudent judgment that caused harm to any of the Company's business operations, or that resulted or could result in regulatory sanctions or (B) the executive failed to supervise individuals who engaged in such behavior or failed to properly escalate such behavior; (iii) this deferred compensation is subject to vesting over an extended period of time; and (iv) any forfeiture resulting from a clawback may be reported to stockholders.

The Proposal's objectives are not entirely clear but appear to focus on prioritizing legal compliance and discouraging excessive risk taking. The Company is, of course, deeply committed to complying with all applicable laws and agrees that discouraging excessive risk taking should be an important facet of a company's compensation practices. The Company believes that its policies summarized above, which provide for clawbacks not only for individuals who engage in misconduct but also for failures to appropriately supervise such individuals, already accomplish these goals.

Despite certain differences, the Company believes that its policies compare favorably with the essential objectives of the Proposal. The Company recognizes that there are differences between the clawback policy requested by the Proponent and the Company's policies that are summarized above. For example, the Proposal would impose a clawback regardless of an individual officer's responsibility. Under the Company's policies, clawbacks are triggered when an officer has failed to supervise individuals who engaged in, for example, misconduct or failed to properly escalate such behavior. In addition, the Proposal calls for a 10 year "lookback" period, which is longer than the applicable periods under the Company's policies.

However, the Company does not believe that these differences are meaningful when compared to the essential objectives of the Proposal, which are to discourage excessive risk taking and to prioritize legal compliance. Further, in several ways, the Company's policies are in fact broader than the policy called for by the Proposal. For example, the Proposal would impose clawbacks only for "monetary penalties associated with any violation of law." As noted above, the Company's current clawback policies do not require as a prerequisite to a clawback a "penalty" or a "violation of law." Instead, clawbacks are imposed in instances of, e.g., *misconduct* or *materially imprudent judgment* that caused harm to any of the Company's business operations or that resulted or could result in regulatory sanctions. Thus, while the Proposal is focused solely on legal violations resulting in a penalty, the Company's current policies go much further by imposing clawbacks in a much broader range of circumstances. The potential for clawbacks outside of the narrow context involving a penalty arising from a violation of law is an important feature of the Company's clawback policies because it encourages employees and officers to be cognizant of whether their actions, though technically legal, might nevertheless be characterized as misconduct or imprudent and could result in harm to the Company.

The category of employees covered by the Company's existing clawback policies is also much broader than the Proposal. For example, while the Proposal only applies to current executive officers, the Company's clawback policies generally apply to current and former officers. Further, the Company's clawback policies (unlike the Proposal) are not limited only to officers, but generally extend to other current and former Company employees. Given that, as explained above, the Company's clawback policies are in several ways broader than the policy called for by the Proposal, the Company believes that its current policies compare favorably with the essential objectives of the Proposal.

As noted above, the Staff has repeatedly concurred that a Proposal may be excluded from a Company's proxy materials when company policies accomplish the essential objectives of a proposal, even though the exact means of implementation may be different. For example, in *McDonald's Corp.* (avail. Mar. 26, 2014), the Staff concurred that a proposal requesting that a board of directors undertake a review to articulate directors' duties with respect to sustainability and corporate social responsibility issues and distribute a report to shareholders could be excluded from the company's proxy materials under Rule 14a-8(i)(10) because the company's public disclosures regarding that matter compared favorably with the guidelines of the proposal. *See also Peabody Energy Corp.* (avail. Feb. 25, 2014) (concurring that a proposal urging the Board of Directors to be more active in a "war on coal" could be excluded from a company's proxy materials under Rule 14a-8(i)(10) where the company argued it had substantially implemented the proposal through, among other steps, its advocacy and government relations efforts to emphasize the benefits of coal).

Accordingly, the Company believes that it has substantially implemented the Proposal and that it may, therefore, exclude the Proposal under Rule 14a-8(i)(10).

THE PROPOSAL RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "intricate detail," or "specific time-frames or methods for implementing complex policies." *Id.*

Proposals that "micro-manage" a company may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) even though they relate to a significant social policy issue. The Company recognizes that the Commission has stated in the context of discussing the first consideration outlined above—i.e., the concept that certain tasks fundamental to a company's day-to-day operations cannot be, as a practical matter, subject to stockholder oversight—that proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *SEC Release No. 34-40018*

(May 21, 1998). The Staff has subsequently indicated that this "significant social policy" exclusion does not apply with respect to proposals that, like the Proposal, would "micro-manage" a company.

For example, in *Marriott International, Inc.* (avail. Mar. 17, 2010), the Staff concurred that a proposal concerning global warming, generally viewed as a significant policy issue, could be excluded under Rule 14a-8(i)(7) stating that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion is appropriate." *Cf. General Electric Company* (avail. Jan. 31, 2007) (stating that the Staff was unable to concur that a proposal requesting a report regarding global warming could be excluded from a company's proxy materials in reliance on Rule 14a-8(i)(7)).

Because the Proposal would micro-manage the company's clawback policies, it relates to the Company's ordinary business. As in the case of *Marriott International*, even though the Proposal concerns a topic generally viewed as a significant social policy issue, it may be excluded from the 2015 Proxy Materials because it would micro-manage the Company's complex policies regarding clawbacks. Indeed, the Proponent, by characterizing the Proposal as a "refinement" in the Proposal's supporting statement, recognizes that it, if implemented, the Proposal would constitute micro-management of the Company's systematic annual process through which the Company updates its clawback policies. Certainly, executive compensation is a matter of deep concern to stockholders and, as a general matter, is an appropriate topic for a stockholder proposal. However, the fact that executive compensation is an important issue does not mean that it is appropriate for a stockholder who would prefer a minimally different clawback regime to demand specific refinements to already extensive policies.

Designing the specific features of a clawback policy, rather than the essential objectives that the policy should serve, is precisely the type of complex matter about which stockholders, as a group, are not well-positioned to make a judgment. Such a policy implicates complex interrelationships between securities laws and tax laws, as well as accounting issues. In preparing these policies, the Company is also required to evaluate matters such as (i) which employees should be covered by the policy, (ii) what events should trigger a clawback, (iii) what awards should be subject to the clawback, (iv) what level of discretion should the Company have in pursuing a clawback and who should make that decision at the Company, (v) what impact should vesting have on a clawback, (vi) what is the appropriate "lookback" period for the clawback and (vii) in the event a company pursues a clawback, what level of disclosure is appropriate. In considering these elements, the Company has to consider a complex interaction of legal, accounting and tax rules. These rules include, among many others:

- *Legal compliance.*
  - Section 304 of Sarbanes Oxley requires clawbacks from certain executive officers in connection misconduct resulting in required restatement of any financial reporting required under securities laws. 15 U.S.C. §7243(a). The Company's clawback policies must be carefully drafted to comply with this type of legal requirement.
- *Tax consequences.*

- The Company, like most companies, generally makes awards of deferred compensation that comply with the requirements of Section 409A of the Internal Revenue Code Section, which permits the deferral of taxation of "nonqualified deferred compensation" assuming certain conditions are met.[8] One of these conditions is that the deferred compensation must be distributed either upon the happening of certain specified events or at a specified time (or pursuant to a fixed schedule) specified under the applicable compensation plan.[9] Importantly, in the case of deferred compensation that is distributed at a specified time, the time of distribution must be fix at the time the award is initially made.

- However, as discussed further below, it is impossible to determine the time at which time deferred compensation will ultimately be distributed under the Proposal because deferred compensation could not be distributed until ten years after the "absence of any monetary penalty." Plainly, when an award is initially made, it is not possible to identify a date that is ten years after the "absence" of an event. Accordingly, if implemented, the Proposal would micro-manage the Company's compensation practices by preventing the Company from continuing the market standard practice of awarding 409A compliant deferred compensation.

- *Accounting rules.*

    - As explained in a recent study, the accounting treatment of clawbacks is "a complex area and significant judgment is often required." *Executive Compensation: Clawbacks—2013 Proxy Disclosure Study*, PwC, at 3 (April 2014), *available at* http://www.pwc.com/en_US/us/hr-management/publications/assets/pwc-clawbacks-2013-proxy-disclosure-study.pdf.

    - For example, where a clawback policy includes discretion as to matters such as determining when or if a clawback has been triggered or the amount to be recouped, this discretion may result in the award receiving variable accounting treatment. *Id.* However, the Company's deferred equity compensation awards, which would be subject to the policy called for by the Proposal, currently receive fixed accounting, rather than variable accounting treatment. Accordingly, the Proposal would micro-manage the Company's compliance with accounting rules by potentially altering the accounting treatment of deferred compensation. The details of the accounting treatment of awards is precisely the type of matter about which stockholders as a group are not well positioned to make an informed decision.

By prescribing specific, detailed features of a clawback policy, the Proposal would micro-manage a complex decision-making process requiring consideration of complicated legal, tax and accounting rules. As a result, the Proposal relates to the Company's ordinary business operations and may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

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[8] IRC § 409A.

[9] IRC § 409A(a)(2)(A).

THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE AS TO SEVERAL KEY TERMS AND MATERIAL PROVISIONS.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is vague.[10] The Proposal is ambiguous in several respects:

- The events that would trigger a clawback are unclear. The Proposal calls for a clawback to help satisfy any "*monetary penalty* associated with *any violation of law* regardless of any determined responsibility by any individual officer." What does the Proposal mean by "monetary penalty"? Does it include only amounts that are characterized as a "penalty," or does it also include fines, judgments, settlements and other amounts that the Company could be required to pay? Similarly, the contours of "any violation of law" are not clear. It could refer any or all of criminal law, civil law, rules or regulations and other rules promulgated by government bodies. Federal, state and local law? Supranational or international law?

- The potential breadth of the term "monetary penalty" exacerbates this ambiguity. For example, "monetary penalty" could reasonably be read to include traffic tickets received by Company personnel while operating Company vehicles or other immaterial fines. The Company is a global company that does business in over 160 countries and jurisdictions and at any time could be subject to *de minimis* fines in any of those jurisdictions. Would the Proposal require clawbacks for minor infractions that are not material to the Company and that occurred despite the good faith efforts of Company employees to comply with all applicable legal rules? It is not clear.

- It is also not clear how the 10 year "lookback" period will be measured. The Proposal states that "this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty." Clearly, the "absence" of a particular event is not a date certain from which it is feasible to measure a 10 year period. As a result, if implemented, it would not be clear when the Proposal's "lookback" period actually begins and ends.

- The amount of discretion that the Proposal would provide to the Board of Directors is unclear. For example, the Proposal calls for deferred compensation to "be deferred and be forfeited in part or in whole, at the discretion of Board." It is not clear whether the Board's discretion extends to a determination of whether compensation should be clawed

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[10] Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

back or instead to the determination of whether all or only a portion of an officer's deferred compensation should be clawed back. In either case, the Proposal provides no guidance on the factors that the Board of Directors should consider in exercising this discretion.

- Similarly, the Proposal's phrase that a "substantial portion of annual total compensation of Executive Officers, identified by the board" is also ambiguous. For example, it is not clear whether under the Proposal the Company's Board of Directors is to identify (i) the officers to whom the clawback policy would apply, (ii) what a "substantial portion" is or (iii) both (i) and (ii).

- In addition, the meaning of "substantial" as used in the Proposal is unclear. As discussed above, the Company's current clawback policies each apply to specific forms of compensation. Are these clawbacks "substantial" within the meaning of the Proposal? Or, does the Proposal call for clawbacks that apply to additional portions of compensation?

In light of these ambiguities, "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[11] For the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10), Rule 14a-8(i)(7) and 14a-8(i)(3) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2015 Proxy Materials.

8722227

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[11] Division of Corporate Finance, *Staff Legal Bulletin No. 14B* (Sept. 15, 2004), *available at* http://www.sec.gov/interps/legal/cfslb14b.htm.

ENCLOSURE 3

CITIGROUP INC. CORPORATE GOVERNANCE GUIDELINES

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of January 15, 2014

Corporate Governance Mission

Citigroup Inc. ("Citi") aspires to the highest standards of corporate governance and ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern Citi's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over Citi's affairs for the benefit of its stockholders, and to consider the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of Citi. In discharging that obligation, Directors may rely on the honesty and integrity of Citi's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Candidates for the Board are recommended to the Board of Directors by the Nomination, Governance and Public Affairs Committee in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting by majority vote (other than in contested elections), to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors to serve until the next Annual Meeting. The Nomination, Governance and Public Affairs Committee nominates annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is Citi's policy that every stockholder shall have the right to require Citi to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to Citi, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against Citi, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of Citi's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of Citi and its Committees if the Board has determined that the Director has no material relationship with Citi, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination, Governance and Public Affairs Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which Citi operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of Citi's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

Additional Board Service

The number of other for-profit public or non-public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination, Governance and Public Affairs Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit Committee may not serve on more than three public company audit committees, including Citi's Audit Committee.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board and certain senior executives of Citi are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for Citi's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of Citi next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. Citi has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination, Governance and Public Affairs Committee and offer his or her resignation from the Board. The Nomination, Governance and Public Affairs Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.

If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination, Governance and Public Affairs Committee.

Board Committees

The standing committees of the Board are the Executive Committee, the Audit Committee, the Personnel and Compensation Committee, the Nomination, Governance and Public Affairs Committee and the Risk Management and Finance Committee. All members of the Audit Committee, the Personnel and Compensation Committee and the Nomination, Governance and Public Affairs Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination, Governance and Public Affairs Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination, Governance and Public Affairs Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the prior approval of Citi's senior management .

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination, Governance and Public Affairs Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend Citi's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, if any, shall establish the agenda for each Board meeting. Any Board member may suggest items for inclusion on the agenda or may raise subjects that are not on the agenda for that meeting.

Executive Sessions

The non-management Directors shall meet in executive session at each regularly scheduled Board meeting, and the independent Directors shall meet in executive session at least once during each calendar year. The Chairman shall preside at these executive sessions, unless he or she is an Executive Chairman, in which case the Lead Director or, if Citi does not have a Lead Director, an independent Director shall preside.

Annual Strategic Review

The Board shall review Citi's long-term strategic plans and the principal issues that it expects Citi may face in the future during, or in conjunction with, at least one Board meeting each year.

Communications

The Board believes that senior management speaks for Citi. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with Citi, at the request of the Board or senior management.

Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

Director Access to Senior Management

Directors shall have full and free access to senior management. Directors are requested to arrange such meetings through the Corporate Secretary. The Board welcomes regular attendance at each Board meeting by Citi's senior management. If the CEO wishes to have additional Citi personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination, Governance and Public Affairs Committee. The Nomination, Governance and Public Affairs Committee shall conduct an annual review of director compensation. Directors who are Citi employees shall not receive any compensation for their services as Directors. Directors who are not Citi employees may not enter into any consulting arrangements with Citi without the prior approval of the Nomination, Governance and Public Affairs Committee. Directors who serve on the Audit Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to Citi.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 16 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from Citi and/or the Citi Foundation, such contributions will be reported to the Nomination, Governance and Public Affairs Committee at least annually.

In addition, Citi shall disclose in its proxy statement whether the aggregate contributions of Citi and the Citi Foundation to any Charitable Organization in which any Independent Director serves as an executive officer exceed the greater of $1 million or 2% of such Charitable Organization's consolidated gross revenue for any single fiscal year within the preceding three years.

Director Orientation and Continuing Education

Citi shall provide an orientation program for new Directors which shall include presentations by senior management on Citi's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of Citi's significant facilities, to the extent practical. Citi shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the CEO's performance, as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the CEO is providing the best leadership for Citi in the long and short term.

Succession Planning

The Nomination, Governance and Public Affairs Committee shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination, Governance and Public Affairs Committee to evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination, Governance and Public Affairs Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

Citi has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern Citi's business operations. The Code of Conduct applies to all employees of Citi and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing Citi and its interests. In addition, Citi has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of Citi and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination, Governance and Public Affairs Committee shall receive reports regarding compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation and Other Recoupment Rights

If the Board learns of any misconduct by an Executive Officer that contributed to Citi having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

In accordance with regulatory requirements and developing best practices, Citi has adopted a number of additional requirements for the recoupment of compensation from certain employees in specified circumstances. Citi may adopt additional such provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices. A description of each such material requirement will appear in Citi's annual Proxy Statement in the Compensation Discussion and Analysis.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

Citi does not generally purchase Citi common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Citi common stock during an administrative "blackout" period affecting Citi's 401(k) plan or pension plan pursuant to which a majority of Citi's employees are restricted from trading shares of Citi common stock or transferring funds into or out of Citi common stock fund, subject to any legal or regulatory restrictions and the terms of Citi's Personal Trading Policy. Directors and Executive Officers may not enter into hedging transactions in respect of Citi's common stock or other securities issued by Citi ("Citi Securities"), including securities granted by Citi to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.

Stock Options

Citi prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by Citi to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of Citi, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by Citi to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of Citi or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by Citi as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Directors and Executive Officers may not pledge Citi Securities (as defined in Insider Transactions) as collateral for a loan, either from Citi or from an unaffiliated lender. Pledges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the pledge be eliminated.

Investments/Transactions

All Related Party Transactions (see page 16 for definition) shall comply with the procedures outlined in Citi's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination, Governance and Public Affairs Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

Citi, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by Citi only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by Citi unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of Citi, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of Citi.

Except with the approval of the Nomination, Governance and Public Affairs Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of Citi.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with Citi.

Indemnification

Citi provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and Citi's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

Introduction

A Director shall qualify as independent for purposes of service on the Board of Citi and its committees if the Board has determined that the Director has no material relationship with Citi, either directly or as an officer, partner or employee of an organization that has a relationship with Citi. A Director shall be deemed to have no material relationship with Citi and will qualify as independent provided that (a) the Director meets the Director Independence Standards set forth below and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between Citi (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 16 for definition) shall be on arms-length, market terms.

Independence Standards

To be considered independent, a Director must meet the following categorical standards.

<u>Advisory, Consulting and Employment Arrangements</u>

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from Citi, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to Citi's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of Citi or another entity.

In addition, no member of the Audit Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to Citi.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between Citi and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments for property or services in any of the last three fiscal years by Citi to, and to Citi from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by Citi to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of Citi or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by Citi as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from Citi and/or the Citi Foundation to a Charitable Organization of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by Citi) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

A Director shall not:

(i) be or have been an employee of Citi within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which a current Executive Officer of Citi serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by (a) Citi's present or former primary outside auditor or (b) any other outside auditor of Citi and personally worked on Citi's audit, in each case within the three-year period following the auditing relationship.

A Director may not have an Immediate Family Member who:

(i) is an Executive Officer of Citi or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which a current Executive Officer of Citi serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of Citi's outside auditor, or a current employee of Citi's outside auditor and personally works on Citi's audit, or (B) was within the last three years (but is no longer) a partner of or employed by Citi's outside auditor and personally worked on Citi's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between Citi and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided Citi's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between Citi and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the Corporate Governance Guidelines, including but not limited to the Director Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) Citi is a participant, and (c) any Related Person (any Director, any Executive Officer of Citi, any nominee for director, any shareholder owning in excess of 5% of the total equity of Citi, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.